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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

October 23, 2015

VIA EDGAR Mr. Nicholas P. Panos, Senior Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549

Re:	Vimicro International Corporation
Schedule 13E-3
Filed on September 30, 2015 by Vimicro International Corporation, et al.
File No. 005-81172

Dear Mr. Panos:

On behalf of Vimicro International Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 15, 2015 with respect to the Schedule 13E-3, File No. 005-81172 (the “Schedule 13E-3”) filed on September 30, 2015 by the Company and the other filing persons named therein.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

PARTNERS:  Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Michel Debolt1 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Soo Yien Khor |

Wing Lau3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Nicholas A. Norris3 | John A. Otoshi1 | Jamii Quoc | Jesse D. Sheley | Qiuning Sun1 | Dominic W.L. Tsun1,3 |

Li Chien Wong | David Yun3

REGISTERED FOREIGN LAWYERS:  Damien Coles3 | Benjamin W. James2 | Xiaoxi Lin1 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai1 | Huimin Tang1 | David Zhang1

ADMITTED IN:  1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

October 23, 2015

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Vimicro China (Parent) Limited, Vimicro China Acquisition Limited, Dr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Dr. Xiaodong (Dave) Yang, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Vimicro Tianjin Corporation, Mr. Shengda Zan, Nantong Zongyi Investment Co., Ltd. or Alpha Spring Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

Schedule 13E-3

Reason for the Merger and Recommendation of . . . the Company’s Board of Directors, page 23

1.	We note the special committee “considered” certain financial analyses as “an indication of going concern value.” Disclose the extent to which the going concern value supported the issuer’s fairness determination. In addition, identify any of the reasons going concern value may have been dismissed by the issuer, if true, in reaching its fairness determination. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto, as well as corresponding Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

In response to the Staff’s comments, we have revised the disclosure on pages 27 and 28 of the Revised Proxy Statement to clarify that the Issuer did not establish or consider a going concern value in reaching the fairness determination.

Position of the Buyer Group as to the Fairness of the Merger, page 28

2.	Please revise to address the Buyer Group’s consideration of going concern, liquidation, and net book value. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto, as well as corresponding Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

In response to the Staff’s comments, we have revised the disclosure on page 30 of the Revised Proxy Statement to address the Buyer Group’s consideration of the factors mentioned in such comments.

Certain Financial Projections, page 30

3.	We noticed the inclusion of cautionary language that reads in relevant part, “the Company undertakes no obligation to update…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change except to the extent required by applicable federal securities law.” Please advise us, with a view toward revised disclosure, as to the circumstances that could arise where all of the assumptions are shown to be in error yet the Company would bear no obligation to update. To the extent that no such circumstances exist, please revise the disclosure to remove the implication that compliance with the federal securities law is the exception in such instances, especially in the context of the proposed transaction. Consequently, it appears that the Company does have an ongoing obligation to update and that the disclaimer appears to have been incorrectly cited as a matter of fact and law.

In response to the Staff’s comments, we have revised the disclosure on page 32 of the Revised Proxy Statement to remove the implication that compliance with the federal securities law is the exception in the instances described in such comment.

October 23, 2015

Primary Benefits and Detriments of the Merger, page 41

4.	We noticed the disclosure that “there will be a reduction of the costs and administrative burden associated with operating the Company as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements.” Please supplement the existing disclosures by expressly indicating that the Buyer Group will become the direct beneficiaries of the cited costs savings. Please also quantify these cost savings by providing an aggregate total based on 2014 fiscal year expense data, and affirmatively indicate that these savings will be realized on an annual, recurring basis.

In response to the Staff’s comments, we have revised the disclosure on pages 40 and 42 of the Revised Proxy Statement to indicate that the Buyer Group will become the direct beneficiaries of the savings and to include the aggregate total expenses for being a public company for the 2014 fiscal year.

Financial Information, page 80

5.	We noticed a loss has been reported under Net Income for 2013 as well as the six months ended June 30, 2014. Revise the disclosure where appropriate to indicate, if true, that the Buyer Group will become the beneficiaries of the issuer’s future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation M-A. Quantify this benefit to the extent practicable.

In response to the Staff’s comments, we have revised the disclosure on page 42 of the Revised Proxy Statement to state that the Buyer Group will become the beneficiaries of any future use of an operating loss carryforward.

Exhibit 99.(C)-(2)

6.	The disclaimer states that materials were provided on a confidential basis and effectively may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to without Duff & Phelps’s “prior approval.” Additional qualifying language indicates that the materials produced by Duff & Phelps were prepared “solely for the use and benefit of the Special Committee” and that they may not be “publicly disclosed, or relied upon for any other purpose without the prior written consent of Duff & Phelps.” Similar disclosures have been made at page 34 of the proxy statement. Please disclose in the proxy statement or otherwise, if true, that Duff & Phelps has consented to the use of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement.

In response to the Staff’s comments, we have revised the disclosure on page 34 of the Revised Proxy Statement to indicate that Duff & Phelps has consented to the inclusion of its materials in the Schedule 13E-3 and the related proxy statement.

October 23, 2015

7.	The disclaimer indicates that Duff & Phelps is not responsible to anyone other than the Special Committee. Please include disclosure in the proxy statement and/or revise the disclaimer to indicate affirmatively that security holders may rely upon the disclosures provided in this exhibit and otherwise remove the implication that Duff & Phelps bears no responsibility to them, or advise.

In response to the Staff’s comments, Duff & Phelps has advised the Company that Duff & Phelps is of the opinion that it has no duty to shareholders under Caymans Island law and that shareholders may not rely on the opinion or its presentation. Duff & Phelps has further advised the Company that there is no privity of contract between Duff & Phelps and any shareholder and that it intends to assert the substance of the disclaimers included in the proxy statement, its opinion and its presentation as a defense to any shareholder claim that might be brought against it under Cayman Islands law. Furthermore, Duff & Phelps is of the opinion that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under Cayman Islands law, or the rights and responsibilities of the board of directors or Duff & Phelps under the U.S. federal securities laws. Please see revised the disclosure on page 34 of the Revised Proxy Statement.

8.	The disclosure in the proxy statement regarding the Duff & Phelps materials does not state whether such materials will be available for inspection and copying at the principal executive office of the issuer or an affiliate during regular business hours. The disclosures made regarding the availability of exhibits to the Schedule 13E-3 that appears on page 88 beneath the heading “Where You Can Find More Information” is insufficient to satisfy the disclosure obligations that arise under Item 9 of Schedule 13E-3. Please revise or advise. Refer to Item 1015(c) of Regulation M-A.

In response to the Staff’s comments, we have revised the disclosure on pages 34 and 88 of the Revised Proxy Statement to indicate that Duff & Phelps’ materials will be available for inspection and copy by any Company shareholder at the Company’s principal executive offices during regular business hours.

* * * * *

October 23, 2015

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Vimicro China (Parent) Limited, Vimicro China Acquisition Limited, Dr. Zhonghan (John) Deng, Mr. Zhaowei (Kevin) Jin, Dr. Xiaodong (Dave) Yang, Vimicro Beijing Corporation, Vimicro Shenzhen Corporation, Vimicro Tianjin Corporation, Mr. Shengda Zan, Nantong Zongyi Investment Co., Ltd. and Alpha Spring Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Henry Yin at (852) 3761 9109 or Jason Frank at (852) 3761-3490.

Sincerely,

/s/ David Zhang
David T. Zhang
of Kirkland & Ellis

cc:

Charles (Chuck) K. Ng  - Vimicro International Corporation

Steven Liu - Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Jerome J. Ku - Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

October 23, 2015

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 15, 2015 with respect to the Schedule 13E-3, File No. 005-81172 (the “Schedule 13E-3”), filed on September 30, 2015 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Vimicro International Corporation

By:	/s/ Charles K. Ng
Name: Charles (Chuck) K. Ng
Title: Special Committee Chairman

Vimicro China (Parent) Limited

By:	/s/ Zhaowei Jin
Name: Zhaowei (Kevin) Jin
Title: Director

Vimicro China Acquisition Limited

By:	/s/ Zhaowei Jin
Name: Zhaowei (Kevin) Jin
Title: Director

October 23, 2015

Dr. Zhonghan (John) Deng
/s/ Zhonghan Deng

Mr. Zhaowei (Kevin) Jin

/s/ Zhaowei Jin

Dr. Xiaodong (Dave) Yang

/s/ Xiaodong Yang

Vimicro Beijing Corporation

By:	/s/ Zhonghan Deng
Name: Zhonghan (John) Deng
Title: Director

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei Jin
Name: Zhaowei (Kevin) Jin
Title: Director

October 23, 2015

Vimicro Tianjin Corporation

By:	/s/ Xiaodong Yang
Name: Xiaodong (Dave) Yang
Title: Director

Mr. Shengda Zan

/s/ Shengda Zan

Nantong Zongyi Investment Co., Ltd.

By:	/s/ Shengda Zan
Name: Shengda Zan
Title: Director

Alpha Spring Limited

By:	/s/ Shengda Zan
Name: Shengda Zan
Title: Director